SUNSHINE BANCORP, INC.

August 30, 2016

VIA EDGAR

Mr. Christian Windsor

Special Counsel - Office of Financial Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mailstop 4720

Washington, DC 20549

Re:	Sunshine Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-212209

Dear Mr. Windsor:

On behalf of Sunshine Bancorp, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for Wednesday, August 31, 2016 at 3:30 p.m., Eastern time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Curt P. Creely at Foley & Lardner LLP, at (813) 225-4122.

Very truly yours, Sunshine Bancorp, Inc.

By:	/s/ Andrew S. Samuel
Name:	Andrew S. Samuel
Title:	President and Chief Executive Officer